Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Board of Directors Changes

SANTIAGO, Chile, July 27, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting that at the ordinary meeting held today, the Board of Directors of Itaú Corpbanca (the “Board”) was informed about the resignation of Mr. Jorge Andrés Saieh Guzmán as director of the Bank, which is effective as of this date.

Considering the above, the Board resolved to appoint Mr. Ricardo Villela Marino as its Chairman and Mr. Milton Maluhy Filho as its Vice Chairman.

Finally, and in accordance with Section 9 of the by-laws of Itaú Corpbanca, the Board resolved that the alternate director Mr. Álvaro F. Rizzi Rodrigues will assume as director until the definitive appointment is made in the next annual general meeting of shareholders of the Bank.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl